UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.,

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION,

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share (including the associated Series B Preferred Stock Purchase Rights)	268057106
(Title of classes of securities)	(CUSIP number of common stock)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,729,979	$15,550

(1)	The transaction value was calculated by adding the sum of (i) 10,393,640 outstanding shares of common stock, par value $0.10 per share, of Dynamics Research Corporation (“Shares”) multiplied by the offer price of $11.50 per share; and (ii) 104,619 Shares subject to outstanding restricted stock awards multiplied by the offer price of $11.50 per share. The calculation of the filing fee is based on information provided by Dynamics Research Corporation as of December 19, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15,550	Filing Party:	Engility Holdings, Inc. Engility Corporation Engility Solutions, Inc.
Form or Registration No.: Schedule TO	Date Filed:	December 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by Engility Holdings, Inc., a Delaware corporation (“Holdings”), Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Holdings, and Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), which is a direct wholly owned subsidiary of Engility, on December 30, 2013. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share (the “Offer Price”) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in this Schedule TO, except those Items to which information is specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase and Items 1 through 11 of the Schedule TO

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	In the “SUMMARY TERM SHEET” of the Offer to Purchase under the heading “What is the Top-Up Option and when could it be exercised?” on page 6, by adding after the last sentence of the first paragraph as follows:

“We estimate that approximately 72% of the outstanding Shares as of the expiration of the Offer would need to be tendered pursuant to the Offer in order to exercise the Top-Up Option.”

(2)	In Section 8 of the Offer to Purchase entitled “Certain Information Concerning DRC” on page 22, by deleting the first sentence of the first paragraph that begins “The summary information set forth below…” and replacing it with the following:

“The summary information set forth below is based upon information in DRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.”

(3)	In Section 8 of the Offer to Purchase entitled “Certain Information Concerning DRC” on page 22, by deleting the following sentence in the first paragraph:

“However, none of Holdings, Engility or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning DRC, whether furnished by DRC or contained in such documents and records, or for any failure by DRC to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Engility or Purchaser as of the date hereof.”

(4)	In Section 10 of the Offer to Purchase entitled “Source and Amount of Funds,” by deleting the third paragraph on page 28 that begins “Together with cash on hand…” and replacing it with the following three paragraphs:

“Together with cash on hand and borrowings available pursuant to the Existing Credit Agreement, the Incremental Senior Credit Facilities are intended to finance the Offer and the Merger, and to pay fees and expenses incurred in connection therewith. The Incremental Term Loan Facility will mature on August 9, 2018 and the Incremental Revolving Credit Facility will terminate on August 9, 2018. The Incremental Senior Credit Facilities will bear interest at the same rate as borrowings under the Existing Credit

Agreement, which is a variable rate per annum equal to an applicable margin, plus, at Engility’s option, either (1) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 0.50% and (c) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the interest period of one month plus 1.00% or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing. The applicable margin depends on the consolidated leverage ratio of Holdings, Engility and its subsidiaries. The applicable LIBOR margin varies between 2.25% and 3.25%, and the applicable base rate margin varies between 1.25% and 2.25%.

All obligations under the Existing Credit Agreement and the Incremental Senior Credit Facilities are unconditionally guaranteed by Holdings and certain of its direct or indirect wholly owned domestic subsidiaries. All obligations under the Existing Credit Agreement and the Incremental Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Engility and the assets of Holdings and Engility’s subsidiary guarantors.

Holdings and Engility may only borrow amounts under the Incremental Senior Credit Facilities upon consummation of the Merger or in connection with a successful Offer, in each case in accordance with the terms of the Merger Agreement, prior to April 21, 2014. The Incremental Senior Credit Facilities are also subject to other terms and conditions customary for commitments of this type.”

(5)	In Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with DRC,” by inserting as a new paragraph, immediately following the eighth paragraph on page 30 that begins “On December 20, 2013, the DRC Board approved…”, the following:

“In light of the decision of Engility not to continue the employment of Mr. Regan following the consummation of the Transaction, but recognizing the value in securing Mr. Regan’s services for a transitional period, from December 19 through December 20, 2013, Engility and Mr. Regan and their respective advisors negotiated the terms of a proposed transitional consulting agreement with Engility. These negotiations included the waiver by Mr. Regan of his right to six months’ notice of termination under his existing employment agreement and his acceptance of a one year non-competition and non-solicitation agreement. The consulting agreement, described below under Section 13 “The Transaction Documents; Consulting Agreement,” was executed by Mr. Regan and Engility contemporaneously with the Merger Agreement on December 20, 2013.”

(6)	In Section 13 of the Offer to Purchase entitled “The Transaction Documents” under the heading “Top-Up Option” on page 33, by adding after the last sentence as follows:

“Purchaser estimates that approximately 72% of the outstanding Shares as of the expiration of the Offer would need to be tendered pursuant to the Offer in order to exercise the Top-Up Option.”

(7)	In Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations” on page 51, by deleting and replacing the last paragraph with the following:

“The foregoing conditions are for the sole benefit of Engility and Purchaser and (other than the Minimum Tender Condition) may be waived by Engility or Purchaser in whole or in part at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be asserted at any time prior or subsequent to the expiration of the Offer) in their sole discretion. The failure by Engility or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be waived at any time prior to or subsequent to the expiration of the Offer).”

(8)	In Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” under the heading “Antitrust Matters” on page 52, by adding after the last sentence as follows:

“On January 13, 2014, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. Such early termination satisfies the condition that the waiting period (including any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act have expired or been terminated. See Section 15 of this Offer to Purchase entitled ‘Conditions to Purchaser’s Obligations.’”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(G)	Press Release issued by Engility Holdings, Inc., dated January 14, 2014.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
Name: Thomas O. Miiller
Title: Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
Name: Thomas O. Miiller
Title: Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
Name: Thomas O. Miiller
Title: Secretary

Dated: January 15, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013.* †

(a)(1)(B)	Form of Letter of Transmittal.* †

(a)(1)(C)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013. †

(a)(5)(A)	Joint Press Release issued by Engility Holdings, Inc. and Dynamics Research Corporation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(B)	Slide Presentation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(C)	Transcript of Investor Conference Call held by Engility Holdings, Inc. on December 23, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(D)	Letter to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(E)	FAQs to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(F)	Press Release issued by Engility Holdings, Inc., dated December 30, 2013. †

(a)(5)(G)	Press Release issued by Engility Holdings, Inc., dated January 14, 2014.**

(b)(1)	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

(b)(2)	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and Dynamics Research Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(3)	Confidentiality Agreement, dated as of October 4, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(4)	First Addendum to Confidentiality Agreement, dated as of November 21, 2013 by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(5)	Consulting Agreement, dated as of December 20, 2013, by and between Engility Corporation and James P. Regan. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
**	Filed herewith.
†	Previously filed.